UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Thomas Properties Group, Inc.

 (Name of Issuer)

Common Shares

(Title of Class of Securities)

884453101

(CUSIP Number)

Lyle Weisman

14001 Ventura Boulevard

Sherman Oaks, California 91423

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld 2049 Century Park East, Boulevard, Suite 3670 Los Angeles, California 90067

November 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Weisman Family Foundation
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 698,500
8. Shared Voting Power 0
9. Sole Dispositive Power 698,500
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 698,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 2.72% (1)
14. Type of Reporting Person (See Instructions) CO

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30, 2009.

            CUSIP NUMBER: 884453101

1. Names of Reporting Persons 770 HATZLACHA LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 118,000
8. Shared Voting Power 0
9. Sole Dispositive Power 118,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 118,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.46% (1)
14. Type of Reporting Person (See Instructions) CO

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons MGAT
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 110,000
8. Shared Voting Power 0
9. Sole Dispositive Power 110,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 110,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.43% (1)
14. Type of Reporting Person (See Instructions) OO

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Aaron Weisman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 322,500
8. Shared Voting Power 0
9. Sole Dispositive Power 322,500
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 322,500
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 1.26% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Lyle Weisman
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 100,140
8. Shared Voting Power 0
9. Sole Dispositive Power 100,140
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 100,140
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.39% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Moisce Belinow
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 54,688
8. Shared Voting Power 0
9. Sole Dispositive Power 54,688
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 54,688
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.21% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Richard Horowitz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,000
8. Shared Voting Power 0
9. Sole Dispositive Power 50,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.19% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

CUSIP NUMBER: 884453101

1. Names of Reporting Persons Joel Aaronson
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 50,031
8. Shared Voting Power 0
9. Sole Dispositive Power 50,031
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 50,031
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.19% (1)
14. Type of Reporting Person (See Instructions) IN

(1)

Based upon 25,693,354 shares of Issuer’s common stock outstanding as of October 30,, 2009.

ITEM 1.

SECURITY AND ISSUER.

This Statement on Schedule 13D relates to the common stock (the “Common Stock”), of Thomas Properties Group, Inc. (the “Company” or “Issuer”), a Delaware corporation. The principal executive offices of the Company are located at 515 Flower Street, 6th Floor, Los Angeles, California 90071.

ITEM 2.

IDENTITY AND BACKGROUND.

(a)

This statement is being filed jointly by Weisman Family Foundation, a California not for profit corporation (“Foundation”), 770 HATZLACHA LLC, a California limited liability company (“770”), MGAT, a trust formed in California,  Aaron Weisman, an individual (“AW”), Lyle Weisman, an individual (“LW”), Moisce Belinow, an individual (“Belinow”), Richard Horowitz , an individual (“Horowitz”), and Joel Aaronson, an individual (“Aaronson”).

(b)

The business address for each of the Reporting Persons is: 14001 Ventura Blvd, Sherman Oaks, California 91423, except for MGAT whose address is 1219 Burnwood Ln, Houston, TX 77073 and Richard Horowitz whose address is 9301 Wilshire Blvd #613, Beverly Hills, California 90210.

(c)

The principal business of  Foundation, 770 and MGAT is investment in real estate. Lyle Weisman is the CEO of Concorde Companies, Aaron Weisman is the son of Lyle Weisman and is a private real estate investor, Moisce Belinow is a private real estate investor, Richard Horowitz: is a principal of Management Brokers Inc. which is engaged in insurance management and investments, and Joel Aaronson is an attorney and private investor.

(d, e)

During the last five years, none of the reporting persons has been (i) convicted in any criminal proceeding (excluding traffic violations and other similar misdemeanors) or (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Investors purchased using their own funds and their own funds together with margin extended.

ITEM 4.

PURPOSE OF TRANSACTION.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.

The acquisition by Weisman Family Foundation, a California not for profit corporation (“Foundation”), 770 HATZLACHA LLC, a California limited liability company (“770”), MGAT, a trust formed in California,  Aaron Weisman (“AW”) and Lyle Weisman, an individual (“LW”), Moisce Belinow (“Belinow”), Richard Horowitz (“Horowitz”), and Joel Aaronson (“Aaronson”) of beneficial ownership of Common Shares of the Company, as described herein, was effected because of each having a belief that the Company represents an attractive investment based on the Company’s business prospects ,strategy and share price.

Each Reporting Person acquired its securities of the Company for investment purposes.

The Reporting Persons as a group own approximately 5.85% of the outstanding Common Stock of the Issuer. Each Reporting Person will continue to evaluate his or its ownership and voting position in the Company and may consider the following future courses of action: (i) continuing to hold the Common Stock for investment; (ii) disposing of all or a position of the Common Stock in open market sales or in privately-negotiated transactions; or (iii) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. Each Reporting Person has not yet determined which of the courses of action specified in this paragraph it may ultimately take, although each Reporting Person has no present intent to dispose of any of the acquired securities of the Company.

Each Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5. The Reporting Persons as a group own approximately 5.85% of the outstanding Common Stock of the Issuer.

 (a) (i) Foundation is the beneficial owner of an aggregate of 698,500, or 2.72%, of the total outstanding shares of Common Stock.

(ii) 770 is the beneficial owner of an aggregate of 118,000, or 0.46% of the total outstanding shares of Common Stock.

 (iii) MGAT is the beneficial owner of an aggregate of 110,000, or 0.43% of the total outstanding shares of Common Stock.

 (iv) AW is the beneficial owner of an aggregate of 322,500, or 1.26% of the total outstanding shares of Common Stock.

 (v) LW is the beneficial owner of an aggregate of 100,140, or 0.39% of the total outstanding shares of Common Stock.

 (vi) Belinow is the beneficial owner of an aggregate of 54,688, or 0.21% of the total outstanding shares of Common Stock.

(vii) Horowitz is the beneficial owner of an aggregate of 50,000, or 0.19% of the total outstanding shares of Common Stock.

(viii) Aaronson is the beneficial owner of an aggregate of 50,031, or 0.19% of the total outstanding shares of Common Stock.

(b) Weisman Family Foundation and 770 HATZLACHA LLC share power to vote and direct the disposition of 698,500 and 118,000 shares, respectively, of Common Stock with Lyle Weisman. Aaron Weisman has sole voting and dispositive power over his 322,500 shares. Lyle Weisman has sole voting and dispositive power over his 100,140 shares. MGAT has sole voting and dispositive power over their 110,000 shares. Moisce Belinow has sole voting and dispositive power over his 54,688 shares. Richard Horowitz has sole voting and dispositive power over his 50,000 shares. Joel Aaronson has sole voting and dispositive power over his 50,031 shares.

(c) During the last 60 days the Reporting Persons acquired an aggregate on 1,503,859 shares of Thomas Properties Group, Inc. at purchase prices ranging from $2.16 to $3.55 on the NASDAQ Stock Market.

(d) – (e) Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Effective November 11, 2009, the Reporting Persons entered into a Joint Filing Agreement (See Exhibit A) relating to their beneficial ownership of the Common Stock, par value $0.001 per share, of Thomas Properties Group, Inc., a Delaware corporation. To the knowledge of the Reporting Persons, except as otherwise described above, there are no other contracts, arrangements, understandings or relationships among reporting persons and between any such persons and any other person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A

Joint Filing Agreement executed by the Reporting Persons as of November 11, 2009

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Weisman Family Foundation

 Date: November 12, 2009

/s/ Lyle Weisman

By: Lyle Weisman

Its: Manager

770 HATZLACHA LLC

  Date: November 12, 2009

/s/ Lyle Weisman

By: Lyle Weisman

Its: Manager

MGAT

Date: November 12, 2009

/s/Amber Zaebst

By: Amber Zaebst

Its:

Date: November 12, 2009

/s/ Aaron Weisman

Aaron Weisman

Date: November 12, 2009

/s/ Lyle Weisman

Lyle Weisman

Date: November 12, 2009

/s/ Moisce Belinow

Moisce Belinow

Date: November 12, 2009

/s/ Richard Horowitz

Richard Horowitz

Date: November 12, 2009

/s/ Joel Aaronson

Joel Aaronson